                         SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, DC  20549


                                  ---------------
                                  AMENDMENT NO. 1
                                         TO
                                    SCHEDULE 13D
                                   (RULE 13D-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Odyssey Pictures Corporation
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     676121-10-6
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                               William S. Haft, Esq.
                             Watson, Farley & Williams
                                 380 Madison Avenue
                                 New York, NY 10017
                                    212-922-2264
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    March 23, 1998
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

          NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                           (CONTINUED ON FOLLOWING PAGES)
                                (PAGE 1 OF  9 PAGES)

---------------------                                          -----------------
CUSIP NO. 676121-10-6                 13D                      PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     Lecoutere Finance S.A. ("Lecoutere"), formerly known as Flanders Film S.A.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
                                                       (b) /X/
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                  / /
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Luxembourg
--------------------------------------------------------------------------------
   NUMBER OF          7    SOLE VOTING POWER  792,648 shares of Common Stock,
    SHARES                 Warrants to purchase 151,600 shares of  Common Stock
                           and 66,093 additional shares of Common Stock which
                           would result from the conversion of  $36,351
                           principal amount of deferred compensation notes
                           assuming an exercise price of $.55, the closing bid
                           price on August 18, 1998 (1,010,341 shares in the
                           aggregate)
                      ----------------------------------------------------------
  BENEFICIALLY        8    SHARED VOTING POWER
    OWNED BY               0
                      ----------------------------------------------------------
 EACH REPORTING       9    SOLE DISPOSITIVE POWER  792,648 shares of Common
                           Stock, Warrants to purchase 151,600 shares of  Common
                           Stock and 66,093 additional shares of Common Stock
                           which would result from the conversion of  $36,351
                           principal amount of deferred compensation notes
                           assuming an exercise price of $.55, the closing bid
                           price on August 18, 1998 (1,010,341 shares in the
                           aggregate)
                      ----------------------------------------------------------
  PERSON WITH         10   SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     792,648 shares of Common Stock, Warrants to purchase 151,600 shares of Common Stock and 66,093 additional shares of Common Stock which would result from the conversion of $36,351 principal amount of deferred compensation notes assuming an exercise price of $.55, the closing bid price on August 18, 1998 (1,010,341 shares in the aggregate)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 676121-10-6                 13D                      PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     Chardonnay Enterprises, Ltd. ("Chardonnay")
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
                                                       (b) /X/
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                  / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Luxembourg
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES            7    SOLE VOTING POWER
                      ----------------------------------------------------------
  BENEFICIALLY
    OWNED BY          8    SHARED VOTING POWER
                           0
                      ----------------------------------------------------------
      EACH
   REPORTING          9    SOLE DISPOSITIVE POWER

                      ----------------------------------------------------------
  PERSON WITH         10   SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 676121-10-6                 13D                      PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     A Hero From Zero N.V. ("Hero")
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
                                                       (b) /X/
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                  / /
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Luxembourg NUMBER OF
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES            7    SOLE VOTING POWER 125,000 shares of Common Stock and
                           125,000 Warrants to purchase Common Stock (250,000
                           shares in the aggregate)
                      ----------------------------------------------------------
  BENEFICIALLY
    OWNED BY          8    SHARED VOTING POWER
                           0
                      ----------------------------------------------------------
 EACH REPORTING       9    SOLE DISPOSITIVE POWER  125,00 shares of Common Stock
                           and 125,000 Warrants to purchase Common Stock
                           (250,000 shares in the aggregate)
                      ----------------------------------------------------------
  PERSON WITH         10   SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     125,000 shares of Common Stock and 125,000 Warrants to purchase Common Stock (250,000 shares in the aggregate)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 676121-10-6                 13D                      PAGE 5 OF 9 PAGES
--------------------------------------------------------------------------------

 1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     Gold Leaf Pictures Belgium b.v.b.a. ("Gold Leaf")
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
                                                       (b) /X/
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                  / /
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Belgium
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES            7    SOLE VOTING POWER 125,000 shares of Common Stock and
                           125,000 Warrants to purchase Common Stock (250,000
                           shares in the aggregate)
                      ----------------------------------------------------------
  BENEFICIALLY
    OWNED BY          8    SHARED VOTING POWER
                           0
                      ----------------------------------------------------------
 EACH REPORTING       9    SOLE DISPOSITIVE POWER 125,00 shares of Common Stock
                           and 125,000 Warrants to purchase Common Stock
                           (250,000 shares in the aggregate)
                      ----------------------------------------------------------
  PERSON WITH         10   SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     125,000 shares of Common Stock and 125,000 Warrants to purchase Common Stock (250,000 shares in the aggregate)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------

---------------------                                          -----------------
CUSIP NO. 676121-10-6                 13D                      PAGE 6 OF 9 PAGES
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSONS

     Johan Schotte (individual)
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /
                                                       (b) /X/
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                  / /
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Belgium
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES            7    SOLE VOTING POWER 125,000 shares of Common Stock and
                           125,000 Warrants to purchase Common Stock (250,000
                           shares in the aggregate)
                      ----------------------------------------------------------
  BENEFICIALLY
    OWNED BY          8    SHARED VOTING POWER
                           0
                      ----------------------------------------------------------
 EACH REPORTING       9    SOLE DISPOSITIVE POWER 125,00 shares of Common Stock
                           and 125,000 Warrants to purchase Common Stock
                           (250,000 shares in the aggregate)
                      ----------------------------------------------------------
  PERSON WITH         10   SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     125,000 shares of Common Stock and 125,000 Warrants to purchase Common Stock (250,000 shares in the aggregate)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                        / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.4%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to deferred compensation Notes convertible into equity securities (the "Convertible Notes") of Odyssey Pictures Corporation, 1875 Century Park East, Los Angeles, California 90067, (the "Issuer") which were purchased on March 23, 1998, a portion of which were converted into common stock, par value $.01 ("Common Stock") of the Issuer on April 23, 1998 and April 30, 1998, respectively, and Common Stock and warrants to purchase Common Stock ("Warrants") of the Issuer which were purchased by Lecoutere (as defined) from Chardonnay (as defined) on April 2, 1998 and July 1, 1998, respectively.

     The information in this statement which applies to the above transactions relates to the purchase of Common Stock and Warrants of the Issuer by each of Hero, Gold Leaf and Johan Schotte (each as defined) on May 22, 1997, and for which a Schedule 13 D filing was made on May 23, 1997.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) and (b)

          (i) Lecoutere Finance S.A. ("Lecoutere"), formerly known as Flanders Film S.A., 39 route de Remich, L-5650 Mondorf-les-Bains, Luxembourg;

          (ii) Chardonnay Enterprises, Ltd. ("Chardonnay"), 124 bd. De la Petrusse, L-2330 Luxembourg;

          (iii) A Hero From Zero N.V. ("Hero"), 124 bd. De la Petrusse L-2330 Luxembourg;

          (iv) Gold Leaf Pictures Belgium b.v.b.a. ("Gold Leaf"), Serruyslaan 42, B-8400 Oostende, Belgium; and

          (v) Johan Schotte, 39 route de Remich, L-5650 Mondorf-les-Bains, Luxembourg;

     (c) Each of Lecoutere, Chardonnay, Hero, Gold Leaf and Johan Schotte, is involved in the film industry. Johan Schotte acts as a director for various companies and is the Chief Executive Officer and Chairman of the Board of the Issuer;

     (d) None of Lecoutere, Chardonnay, Hero, Gold Leaf or Johan Schotte, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

     (e) None of Lecoutere, Chardonnay, Hero, Gold Leaf or Johan Schotte, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

     (f) Johan Schotte is a citizen of Belgium, resident in Luxembourg.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of funds for Lecoutere for the purchase of the Convertible Notes was working capital. The source of funds for Lecoutere for the purchase of the Common Stock and Warrants to purchase Common Stock was also working capital.
The source of funds for each of Chardonnay, Hero and Gold Leaf for the purchase of the Common Stock and Warrants to purchase Common Stock was working capital.

     Lecoutere paid $230,000 for the Convertible Notes, $93,750 for the Common Stock acquired from Chardonnay and $60,000 for the Warrants to purchase Common Stock acquired from Chardonnay.

     No part of the amount of funds or other consideration used in making the purchases described herein is represented by borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION.

     Each of Lecoutere, Chardonnay, Hero, Gold Leaf and Johan Schotte is involved in the film industry, and invested in the Issuer to expand its respective holdings in such industry. None of Lecoutere, Chardonnay, Hero, Gold Leaf or Johan Schotte has any present plans which relate to, or would result in:

     (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, OTHER THAN, the shares which will be acquired upon conversion of the Convertible Notes;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, EXCEPT that Stephen Greenwald, former Chief Executive Officer of the Issuer, resigned and Johan Schotte was named as his replacement in such position and as Chairman of the Board of Directors. Mr. Greenwald will continue to serve as a Director. Also, Ira Smith, former President and a Director of the Issuer, resigned and Pierre Koshakji has been named as his replacement in such positions. Mr. Dominique Verhaegen also has been appointed as a Director;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


(a)  INDIVIDUAL INVESTOR      Number of Shares    Individual     Maximum
                              BENEFICIALLY OWNED  PERCENTAGE*    AGGREGATE PERCENTAGE*
     Lecoutere                1,010,341           17.6%          17.6%
     Chardonnay                       0              0%             0%
     Hero                       250,000            4.4%           4.4%
     Gold Leaf                  250,000            4.4%           4.4%
     Johan Schotte              250,000            4.4%           4.4%


* THE PERCENTAGES ARE BASED ON THE FOLLOWING SHARE CALCULATION: 5,735,378 SHARES OF COMMON STOCK OUTSTANDING, INCLUDING 500,000 SHARES OF COMMON STOCK (INTO WHICH THE WARRANTS OWNED BY LECOUTERE, HERO, GOLD LEAF AND JOHAN SCHOTTE CONVERT), AND 66,093 SHARES OF COMMON STOCK WHICH WOULD RESULT FROM THE CONVERSION OF THE $36,351 PRINCIPAL AMOUNT BALANCE OF THE CONVERTIBLE NOTES OWNED BY LECOUTERE.

     Each of Hero, Gold Leaf and Johan Schotte expressly disclaims beneficial ownership of the Convertible Notes, and the shares of Common Stock and Warrants of the Issuer beneficially owned by shareholders other than itself. Lecoutere expressly disclaims beneficial ownership of the shares of Common Stock and Warrants of the Issuer beneficially owned by any of Hero, Gold Leaf or Johan Schotte.

     (b) Each of Lecoutere, Hero, Gold Leaf and Johan Schotte has sole power to direct the voting of their respective shares.

     (c) Lecoutere purchased the Convertible Notes in connection with the change in executive officers of the Issuer as of March 2, 1998 (closing on March 23, 1998). At the closing, Lecoutere acquired $100,000 face value of the Convertible Notes due Ira Smith and $130,000 face value of the Convertible Notes due Stephen Greenwald for an aggregate of $115,000 (or $.04 per share, based on the average closing bid price of Odyssey's Common Stock as of February 23,
1998). On April 23, 1998, Lecoutere converted the $130,000 of the Convertible Notes into 515,866 shares of Common Stock at a conversion price of $.26 per share. On April 30, 1998, Lecoutere converted $42,499 of the Convertible Notes into 151,782 shares of Common Stock at a conversion price of $.28 per share.

     Lecoutere acquired the Common Stock from Chardonnay on April 2, 1998 for a purchase price of $93,750 and acquired the Warrants to purchase Common Stock from Chardonnay on July 1, 1998 for a purchase price of $60,000.

     (d) No person other than Lecoutere, Hero, Gold Leaf or Johan Schotte is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective securities.

     (e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Each of Lecoutere, Hero, Gold Leaf and Johan Schotte retain sole investment power and voting power with respect to their respective shareholdings in the Issuer, although they each may (and Hero and Gold Leaf historically have) consider and follow the views and voting decisions of Johan Schotte when making their own investment and voting decisions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                     SIGNATURE


     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    /s/ Johan Schotte
                                             ------------------------------
                                             By:    JOHAN SCHOTTE
                                             Date:  August 28, 1998

                                     SIGNATURE


     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             A HERO FROM ZERO N.V.

                                                   /s/ Johan Schotte
                                             ------------------------------
                                             By:    JOHAN SCHOTTE
                                             Title: Managing Director
                                             Date:  August 28, 1998

                                     SIGNATURE


     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             CHARDONNAY ENTERPRISES, LTD.

                                                    /s/ Johan Schotte
                                             ------------------------------
                                             By:    JOHAN SCHOTTE
                                             Title: Attorney-in-Fact
                                             Date:  August 28, 1998

                                     SIGNATURE


     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             GOLD LEAF PICTURES BELGIUM bvba

                                                    /s/ Johan Schotte
                                             ------------------------------
                                             By:    JOHAN SCHOTTE
                                             Title: Gedelegeerd Bestuurder
                                             Date:  August 28, 1998

                                     SIGNATURE


     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             LECOUTERE FINANCE S.A.

                                                    /s/ Johan Schotte
                                             ------------------------------
                                             By:    JOHAN SCHOTTE
                                             Title: Administrateur Delegue
                                             Date:  August 28, 1998